UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated February 24, 2010, announcing the Company's fourth quarter and full year 2009 financial results.

Attached as Exhibit 2 is a copy of the Company's unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: March 5, 2010	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

SK 23250 0002 1078493

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.                                                                    Investor Relations:
(212) 763-5665                                                                                                         Leon Berman, Principal
investor@ampni.com                                                                                                    The IGB Group
          (212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Record Fourth Quarter and Full Year 2009 Financial Results

Full Year 2009 Net Income Increases 21.6%, Sales Volumes Climb 19.1%

PIRAEUS, Greece, February 24, 2010 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), the Company, today announced financial and operating results for the fourth quarter and the year ended December 31, 2009.

Highlights
•	Increased sales volumes to 1,748,308 metric tons in Q4 2009 and 6,192,755 metric tons for the full year.
•	Expanded net revenues to $58.6 million in Q4 2009 and $198.0 million for the full year.
•	Recorded operating income of $16.1 million in Q4 2009 and $59.2 million for the full year.
•	Reported EBITDA (as defined in Note 2) of $22.2 million in Q4 2009 and $80.6 million for the full year.
•	Reported net income of $13.7 million, or $0.32 basic and diluted earnings per share, in Q4 2009 and $48.5 million, or $1.13 basic and diluted earnings per share, for the full year.
•
Adjusted net income, which excludes $0.7 million in due diligence acquisition costs and $0.4 million related to other non-recurring expenses, was $14.8 million, or $0.35 basic and diluted earnings per share for Q4 2009.

•	Continued expanding global presence and infrastructure:
o	Launched operations in Tangiers, Morocco and Trinidad and Tobago during 2009.
o	Expanded Greek operations into Patras market.
o	Entered into an agreement to acquire Verbeke Bunkering N.V.
o	Took delivery of seven double-hull bunkering tanker newbuildings in 2009 and year-to-date in 2010.
o	Acquired three double-hull bunkering tankers and one double-hull bunkering barge in the secondary market in 2009.
•	Signed a new $100 million credit facility in Q4 2009, increasing total access to $420 million in working capital credit facilities.
•	Completed share offering of $147.1 million gross proceeds in Q1 2010.

While the unadjusted reported net income was $13.7 million, or $0.32 basic and diluted earnings per share, for the three months ended December 31, 2009, net income on an adjusted basis was $14.8 million, or $0.35 basic and diluted earnings per share.  For purposes of comparison, the Company reported net income of $13.1 million, or $0.31 basic and diluted earnings per share for the three months ended December 31, 2008. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2009 were 42,597,306 and 42,894,595, respectively. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2008 were 42,517,249 and 42,525,507, respectively.

Total revenues for the three months ended December 31, 2009, increased by 53.7% to $851.8 million compared to $554.3 million for the same period in 2008. For the three months ended December 31, 2009, sales of marine petroleum products increased by 53.2% to $843.4 million compared to $550.5 million for the year-earlier period. Net revenue, which equals total revenue less cost of goods sold and cargo transportation expenses, increased 13.6% to $58.6 million in the fourth quarter of 2009 compared to $51.6 million in the year-earlier period.

Results for the fourth quarter of 2009 were primarily driven by a 5.2% increase in the gross spread on marine petroleum products to $50.2 million compared to $47.7 million for the same period in 2008. For the three months ended December 31, 2009, the volume of marine fuel sold increased by 11.4% to 1,748,308 metric tons compared to 1,568,770 metric tons in the year-earlier period, as sales volumes improved in the UAE and Singapore. Furthermore, results for the fourth quarter of 2009 included increased sales volumes from Aegean's new markets.  During the three months ended December 31, 2009 the gross spread per metric ton of marine fuel sold decreased to $28.3 per metric ton, compared to $30.2 per metric ton in the year-earlier period.

Operating income for the fourth quarter of 2009 was $16.1 million, compared to $18.3 million for the same period in 2008. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $42.5 million for the three months ended December 31, 2009 compared to $33.3 million for the same period in 2008.  This increase was principally due to the expanded logistics infrastructure during the fourth quarter of 2009 compared to the fourth quarter of 2008.

E. Nikolas Tavlarios, President, commented, "Our record performance for the fourth quarter and full year 2009 highlights our significant success in executing management's business plan during a global economic recession and further strengthens Aegean's industry leading brand. In maintaining our commitment to profitable growth, we increased sales volumes and net income by 19.1% and 21.6%, respectively, in 2009 compared to the year-earlier period while actively managing counterparty risk and expanding our future earnings potential. Specifically, we entered three new markets this past year, expanding our presence to 14 strategic locations worldwide. Building upon our new operations in Trinidad and Tobago, Tangiers, Morocco and Patras, Greece, we agreed to acquire Verbeke Bunkering N.V., a leading physical supplier of marine fuel in the vast Antwerp-Rotterdam-Amsterdam region, the world's second largest bunkering market. Including the Verbeke acquisition, which is scheduled to close in March of 2010, Aegean has more than tripled its global reach since the Company's IPO in December of 2006."

Mr. Tavlarios added, "Complementing the robust growth in our service network, we continued to expand our high-quality logistics infrastructure with the delivery of 11 double-hull bunkering vessels in 2009 and year-to-date, including seven newbuildings. As we continue to enhance our competitive advantage and meet the strong demand for modern tonnage, we intend to draw upon our considerable financial flexibility and take delivery of 14 additional double-hull bunkering tanker newbuilds for the remainder of 2010. By expanding our integrated marine fuel platform from procurement to delivery as we have consistently done in the past, we expect to further strengthen our leadership position as a full-service independent supplier of marine fuel to blue-chip customers and drive future sales volume growth."

For the year ended December 31, 2009, the Company recorded net income of $48.5 million, or $1.13 basic and diluted earnings per share, compared to net income of $39.9 million, or $0.94 basic and diluted earnings per share, for the year-earlier period. The weighted average basic and diluted shares outstanding for the year ended December 31, 2009 were 42,579,187 and 42,644,448 respectively. The weighted average basic and diluted shares outstanding for the year ended December 31, 2008 were 42,497,450 and 42,625,801, respectively.

Total revenues for the year ended December 31, 2009 decreased by 10.2% to $2,495.9 million compared to $2,778.0 million for the same period a year ago. For the year ended December 31, 2009, sales of marine petroleum products decreased by 10.6% to $2,474.4 million compared to $2,768.1 million for the same period in 2008. Net revenues for the year ended December 31, 2009 were $198.0 million as compared to $170.9 million in the year-earlier period.

Results for the year ended December 31, 2009 were led by a 9.6% increase in the gross spread on marine petroleum products to $176.5 million compared to $161.0 million for the same period a year ago. For the year ended December 31, 2009, the volume of marine fuel sold increased 19.1% to 6,192,755 metric tons compared to 5,200,256 metric tons in the year-earlier period. During the year ended December 31, 2009, the gross spread per metric ton of marine fuel sold decreased by $2.6 to $28.1 per metric ton, compared to $30.7 per metric ton for the same period a year ago.

Operating income for the year ended December 31, 2009 was $59.2 million compared to $52.1 million for the same period in 2008.

Liquidity and Capital Resources

As of December 31, 2009, the Company had cash and cash equivalents of $54.8 million and working capital of $218.5 million. Non-cash working capital, or working capital excluding cash and debt, was $221.8 million as of December 31, 2009.

Net cash provided by operating activities was $8.9 million for the three months ended December 31, 2009.  Net income, as adjusted for non-cash items, was $20.5 million for the period.

Net cash used in investing activities was $19.5 million for the three months ended December 31, 2009, and was composed of payments relating to advances for both vessels under construction and second-hand acquisitions and an increase in restricted cash.

Net cash provided by financing activities was $15.1 million for the three months ended December 31, 2009, driven by both an increase in short-term borrowings and an increase in long-term debt financing relating to newbuild vessels.

As of December 31, 2009, the Company had approximately $133.7 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's working capital facilities. Furthermore, as of December 31, 2009, the Company had funds of approximately $61.9 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, "Aegean's record financial results demonstrate the continued success we have achieved in entering new strategic markets and expanding our modern bunker delivery fleet. In addition to the execution of our growth strategy, we took advantage of our significant working capital base, a core differentiator for our Company, to drive sales volume growth in our existing markets. During 2009, we further enhanced our access to capital by securing new credit under favorable terms, increasing our total to $420 million in working capital credit facilities. In addition to expanding our relationships with top global lending institutions, we completed a $147.1 million equity offering in the first quarter of 2010, underscoring the ongoing support Aegean has received from the capital and banking markets. With a strong financial foundation firmly in place, we remain well positioned to continue to increase our global market share and capitalize on additional consolidation opportunities that drive long-term value for shareholders."

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2008	2009	2008	2009

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$550,497	$843,409	$2,768,067	$2,474,377
Voyage and other revenues	3,851	8,420	9,905	21,515
Total revenues	554,348	851,829	2,777,972	2,495,892
Cost of marine petroleum products sold	499,677	790,713	2,594,443	2,291,892
Salaries, wages and related costs	12,282	13,367	41,666	47,708
Depreciation and amortization	4,699	6,098	16,557	21,678
Loss/ (Gain) on sale of vessel	-	91	-	(4,094)
All other operating expenses	19,421	25,437	73,157	79,492
Operating income	18,269	16,123	52,149	59,216
Net financing cost	3,957	3,014	11,876	10,209
FX losses (gains), net	251	(10)	(1,521)	329
Income taxes	989	(580)	1,879	153
Net income	$13,072	$13,699	$39,915	$48,525

Basic earnings per share (U.S. dollars)	$0.31	$0.32	$0.94	$1.13
Diluted earnings per share (U.S. dollars)	$0.31	$0.32	$0.94	$1.13

Other Financial Data:
Gross spread on marine petroleum products(1)	$47,728	$50,179	$160,963	$176,498
Gross spread on lubricants(1)	334	770	1,298	2,755
Gross spread on marine fuel(1)	47,394	49,409	159,665	173,743
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	30.2	28.3	30.7	28.1
EBITDA(2) …..	22,717	22,231	70,227	80,565
Net cash provided by (used in) operating activities	87,845	8,861	136,737	(61,353)
Net cash used in investing activities	26,694	19,481	135,667	75,230
Net cash provided by (used in) financing activities	$(44,334)	$15,124	$43,890	$144,497

Sales Volume Data (Metric Tons): (3)
Total sales volumes	1,568,770	1,748,308	5,200,256	6,192,755

Other Operating Data:
Number of bunkering tankers, end of period(4)	30.0	38.0	30.0	38.0
Average number of bunkering tankers(4)(5)	27.2	37.6	22.7	33.7
Special Purpose Vessels, end of period number(6)	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(7)	4.0	3.0	4.0	3.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2008	As of December 31, 2009

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	46,927	54,841
Gross trade receivables	132,589	277,381
Allowance for doubtful accounts	(1,323)	(1,751)
Inventories	55,330	140,115
Current assets	251,387	507,456
Total assets	641,907	966,115
Trade payables	90,279	203,874
Current liabilities (including current portion of long-term debt)	202,022	288,968
Total debt	253,621	401,037
Total liabilities	356,904	631,058
Total stockholder's equity	285,003	335,057

Working Capital Data:
Working capital(8)	49,365	218,488
Working capital excluding cash and debt (8)	100,158	221,794

1.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2008	2009	2008	2009
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	550,497	843,409	2,768,067	2,474,377
Less: Cost of marine petroleum products sold	(499,677)	(790,713)	(2,594,443)	(2,291,892)
Less: Cargo transportation costs	(3,092)	(2,517)	(12,661)	(5,987)
Gross spread on marine petroleum products	47,728	50,179	160,963	176,498
Less: Gross spread on lubricants	(334)	(770)	(1,298)	(2,755)
Gross spread on marine fuel	47,394	49,409	159,665	173,743

Sales volume of marine fuel (metric tons)	1,568,770	1,748,308	5,200,256	6,192,755

Gross spread per metric ton of marine fuel sold (U.S. dollars)	30.2	28.3	30.7	28.1

The amount that the Company has to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company's operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company's customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

2.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2008	2009	2008	2009
	(in thousands of U.S. dollars, unless otherwise stated)
Net income	13,072	13,699	39,915	48,525

Add: Net financing cost	3,957	3,014	11,876	10,209
Add: Income taxes	989	(580)	1,879	153
Add: Depreciation and amortization	4,699	6,098	16,557	21,678

EBITDA	22,717	22,231	70,227	80,565

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.  The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.	The Company operates two Panamax tankers, the Ouranos and the Fos, and one Aframax tanker, the Leader as floating storage facilities in the United Arab Emirates, Ghana and Gibraltar respectively.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Fourth Quarter 2009 Dividend Announcement
On February 24, 2010, the Company's Board of Directors declared a fourth quarter 2009 dividend of $0.01 per share payable on March 22, 2010, to shareholders of record as of March 8, 2010. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 11:30 a.m. ET on Thursday, February 25, 2010, to discuss its fourth quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (800) 533-7954 (for U.S.-based callers) or (785) 830-1924 (for international callers) and enter the passcode: 5497742.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through Thursday, March 11, 2010, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 5497742.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 14 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore and Tangiers, Morocco.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2008	2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,927	$54,841

Trade receivables, net of allowance for doubtful accounts of $1,323 and $1,751, as of December 31, 2008 and 2009, respectively	131,266	275,630
Due from related companies (Note 4)	2,501	7,224
Inventories (Note 5)	55,330	140,115
Prepayments and other current assets (Note 10)	13,731	24,476
Deferred tax asset (Note 20)	-	170
Restricted cash (Note 2)	1,632	5,000
Total current assets	251,387	507,456

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 6)	113,564	136,494
Vessels, cost (Notes 7, 12 and 20)	260,741	321,915
Vessels, accumulated depreciation (Notes 7, 12 and 22)	(26,606)	(41,993)
Vessels' net book value	234,135	279,922
Other fixed assets, net (Notes 8 and 22)	1,681	1,647
Total fixed assets	349,380	418,063

OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2 and 12)	3,838	-
Deferred charges, net (Note 9)	12,440	15,376
Concession agreement (Note 3)	7,407	7,095
Goodwill (Note 3)	17,431	17,431
Deferred tax asset (Note 20)	-	598
Other non-current assets	24	96
Total assets	$641,907	966,115

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 11)	$90,000	50,000
Current portion of long-term debt (Note 12)	9,352	13,147
Trade payables to third parties	67,817	182,438
Trade payables to related companies (Note 4)	22,462	21,436
Other payables to related companies	187	2,763
Accrued and other current liabilities	12,204	19,184
Total current liabilities	202,022	288,968

LONG-TERM DEBT, net of current portion (Note 12)	154,269	337,890
OTHER NON-CURRENT LIABILITIES	613	4,200
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2008 and 2009; 42,543,608 and 43,009,303 shares, issued and outstanding at December 31, 2008 and 2009, respectively (Note 18)	425	426
Additional paid-in capital (Note 18)	190,658	194,116
Accumulated other comprehensive income (Note 21)	211	-
Retained earnings	93,709	140,515
Total stockholders' equity	285,003	335,057

Total liabilities and stockholders' equity	$641,907	966,115

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2007	2008	2009

REVENUES:
Sales of marine petroleum products – third parties (Note 22)	$1,331,144	$2,757,181	$2,436,340
Sales of marine petroleum products – related companies (Notes 4 and 22)	14,705	10,886	38,037
Voyage revenues	5,758	1,379	9,044
Other revenues	1,266	8,526	12,471
Total revenues	1,352,873	2,777,972	2,495,892

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	1,091,769	2,242,911	1,999,193
Cost of marine petroleum products sold – related companies (Note 4)	159,943	351,532	292,699
Salaries, wages and related costs	24,363	41,666	47,708
Depreciation (Notes 7 and 8)	6,373	12,604	16,792
Amortization of drydocking costs (Note 9)	3,172	3,640	4,574
Amortization of concession agreement (Note 3)	52	313	312
Management fees (Note 4)	54	-	-
Gain on sale of vessel, net (Note 7)	(2,693)	-	(4,094)
Other operating expenses (Note 14)	39,042	73,157	79,492

Total operating expenses	1,322,075	2,725,823	2,436,676

Operating income	30,798	52,149	59,216

OTHER INCOME/(EXPENSE):
Interest and finance costs (Notes 11, 12 and 15)	(3,473)	(12,377)	(10,255)
Interest income	1,990	501	46
Foreign exchange gains (losses), net	(1,569)	1,521	(329)
	(3,052)	(10,355)	(10,538)

Income before income taxes	27,746	41,794	48,678

Income taxes (Note 20)	(8)	(1,879)	(153)

Net income	$27,738	$39,915	48,525

Basic earnings per common share	$0.65	$0.94	$1.13
Diluted earnings per common share	$0.65	$0.94	$1.13

Weighted average number of shares, basic	42,417,111	42,497,450	42,579,187
Weighted average number of shares, diluted	42,505,704	42,625,801	42,644,448

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	# of Shares	Par Value

BALANCE, December 31, 2006	42,410,000	$424	$185,103	$29,472	-	$214,999

- Net income	-	-	-	27,738	-	27,738
- Dividends declared and paid ($0.14 per share)	-	-	-	(1,705)	-	(1,705)
- Issuance of common stock in connection with an acquisition	20,000	-	773	-	-	773
- Share-based compensation (Note 17)	31,428	1	1,919	-	-	1,920

BALANCE, December 31, 2007	42,461,428	$425	$187,795	$55,505	-	$243,725

- Net income	-	-	-	39,915	-	39,915
- Dividends declared and paid ($0.04 per share)	-	-	-	(1,711)	-	(1,711)
- Share-based compensation (Note 17)	82,180	-	2,863	-	-	2,863
- Foreign currency translation adjustment (Note 21)	-	-	-	-	211	211

BALANCE, December 31, 2008	42,543,608	$425	$190,658	$93,709	$211	$285,003

- Net income	-	-	-	48,525	-	48,525
- Dividends declared and paid ($0.04 per share)	-	-	-	(1,719)	-	(1,719)
- Share-based compensation (Note 17)	465,695	5	3,454	-	-	3,459
- Foreign currency translation adjustment (Note 21)	-	-	-	-	(211)	(211)

BALANCE, December 31, 2009	43,009,303	$430	$194,112	$140,515	-	$335,057

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	$27,738	$39,915	$48,525
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,373	12,604	16,792
Provision for (release of) doubtful accounts	497	(280)	428
Share-based compensation	1,920	2,863	3,458
Amortization	3,457	4,783	5,562
Provision for income taxes	8	1,879	153
Gain on sale of vessel	(2,693)	-	(4,094)
Other non-cash charges	-	(136)	-
(Increase) decrease in:
Trade receivables	(115,707)	87,228	(144,792)
Due from related companies	(3,217)	1,185	(4,723)
Inventories	(65,205)	44,550	(84,785)
Prepayments and other current assets	(9,414)	(1,187)	(10,915)
Increase (decrease) in:
Trade payables	27,213	(35,680)	111,214
Other payables to related companies	35	27	2,576
Accrued and other current liabilities	3,743	(14,314)	5,345
(Increase) decrease in other non-current assets	(10)	93	(670)
Increase in other non-current liabilities	320	97	77
Payments for drydocking	(3,186)	(6,890)	(5,504)
Net cash (used in) provided by operating activities	(128,128)	136,737	(61,353)

Cash flows from investing activities:
Advances for vessels under construction	(55,529)	(116,990)	(84,444)
Advances for vessel acquisitions	(66,217)	(21,665)	(25,420)
Corporate acquisitions, net of cash acquired	(5,728)	(9,065)	-
Net proceeds from sale of vessels	8,276	-	34,499
Purchase of other fixed assets	(409)	(549)	(335)
Decrease in restricted cash	2,915	14,234	5,470
Increase in restricted cash	(8,000)	(1,632)	(5,000)
Net cash used in investing activities	(124,692)	(135,667)	(75,230)

Cash flows from financing activities:
Proceeds from long-term debt	41,815	93,636	215,648
Repayment of long-term debt	(280)	(4,120)	(28,232)
Net change in short-term borrowings	133,000	(43,000)	(40,000)
Financing costs paid	(468)	(915)	(1,200)
Dividends paid	(1,705)	(1,711)	(1,719)
Net cash provided by financing activities	172,362	43,890	144,497

Net (increase) decrease in cash and cash equivalents	(80,458)	44,960	7,914
Cash and cash equivalents at beginning of year	82,425	1,967	46,927
Cash and cash equivalents at end of year	$1,967	$46,927	54,841

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$3,935	$12,638	$7,727
Cash paid during the year for income taxes:	$8	-	$1,788
Shares issued to acquire a business:	$773	-	-